Prospectus Supplement No. 1                    Filed Pursuant to Rule 424(b)(3)
to Prospectus dated August 11, 2003       Registration Statement No. 333-103027





                          ABRAXAS PETROLEUM CORPORATION


                    11 1/2% Secured Notes due 2007, Series A

                    6,592,699 Shares of Abraxas Common Stock

                             ----------------------



     We are supplementing the prospectus dated August 11, 2003, to add certain information contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated August 11, 2003, with respect to the securities described above, including any amendments or supplements thereto.

     This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above referenced securities. This prospectus supplement should be read in conjunction with the prospectus dated August 11, 2003 that is to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given them in the prospectus dated August 11, 2003.

                              --------------------

     You should carefully consider the risk factors beginning on page 12 of the prospectus dated August 11, 2003, before making an investment in the notes or common stock.

                             ----------------------

     Neither the SEC nor any state securities commission has approved or disapproved of the notes or the Abraxas common stock or determined if this prospectus supplement or the prospectus dated August 11, 2003 is accurate or complete. Any representation to the contrary is a criminal offense.



                                 August 15, 2003

                           FORWARD-LOOKING INFORMATION

     We make forward-looking statements throughout this document. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur or what we "intend" to do, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. The forward-looking information contained in this document is generally located in the material set forth under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon our management's reasonable estimates of future results or trends. The factors that may affect our expectations regarding our operations include, among others, the following:

o    our high debt level;

o    our ability to raise capital;

o    our limited liquidity;

o    economic and business conditions;

o    price and availability of alternative fuels;

o political and economic conditions in oil producing countries, especially those in the Middle East;

o    our success in development, exploitation and exploration activities;

o    planned capital expenditures;

o    prices for crude oil and natural gas;

o    declines in our production of crude oil and natural gas;

o    our acquisition and divestiture activities;

o    results of our hedging activities; and

o    other factors discussed elsewhere in this document.

PAGE>


                          Abraxas Petroleum Corporation
                      Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                                          June 30,             December 31,
                                                                            2003                   2002
                                                                         (Unaudited)
                                                                      ------------------     -------------------
Assets:
Current assets:
   Cash ...................................................       $              2,099   $              4,882
   Accounts receivable, less allowances for doubtful
     accounts:
          Joint owners..........................................                 1,855                  2,215
          Oil and gas production................................                 4,522                  7,466
          Other.................................................                   232                    364
                                                                      ------------------     -------------------
                                                                                 6,609                 10,045

  Equipment inventory...........................................                   718                  1,014
  Other current assets..........................................                   722                  1,240
                                                                      ------------------     -------------------
    Total current assets........................................                10,148                 17,181

Property and equipment:
  Oil and gas properties, full cost method of accounting:
      Proved....................................................               316,780                521,995
      Unproved, not subject to amortization..............                        3,622                  7,052
   Other property and equipment.................................                 3,293                 44,189
                                                                      ------------------     -------------------
           Total................................................               323,695                573,236
      Less accumulated depreciation, depletion, and
        amortization............................................               217,098                422,842
                                                                      ------------------     -------------------
      Total property and equipment - net........................               106,597                150,394

Deferred financing fees, net ...................................                 4,958                  5,671
Deferred income taxes ..........................................                     -                  7,820
Other assets  ..................................................                   366                    359
                                                                      ------------------     -------------------
  Total assets..................................................  $            122,069   $            181,425
                                                                      ==================     ===================




      See accompanying notes to condensed consolidated financial statements


                          Abraxas Petroleum Corporation
                Condensed Consolidated Balance Sheets (continued)
                                 (in thousands)

                                                                          June 30,             December 31,
                                                                            2003                   2002
                                                                        (Unaudited)
                                                                     -------------------    -------------------

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable..............................................  $              5,336   $              9,687
  Oil and gas production payable................................                 3,263                  2,432
  Accrued interest..............................................                 2,229                  6,009
  Other accrued expenses........................................                 2,857                  1,162
  Current maturities of long-term debt..........................                     -                 63,500
                                                                     -------------------    -------------------
            Total current liabilities...........................                13,685                 82,790

Long-term debt..................................................               176,646                236,943

Future site restoration.........................................                 1,280                  3,946

Stockholders' equity (deficit):
  Common Stock, par value $.01 per share-
  Authorized 200,000,000 shares; issued, 35,650,887 and
   30,145,280 at June 30, 2003 and December 31, 2002
   respectively.................................................                   358                    301
  Additional paid-in capital....................................               141,365                136,830
  Accumulated deficit...........................................              (209,265)              (269,621)
  Receivables from stock sales..................................                   (97)                   (97)
  Treasury stock, at cost, 165,883 shares ......................                  (964)                  (964)
  Accumulated other comprehensive loss..........................                  (939)                (8,703)
                                                                     -------------------    -------------------
      Total stockholders' deficit...............................               (69,542)              (142,254)
                                                                     -------------------    -------------------
Total liabilities and stockholders' equity (deficit)............  $            122,069   $            181,425
                                                                     ===================    ===================





      See accompanying notes to condensed consolidated financial statements



                          Abraxas Petroleum Corporation
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
                      (in thousands except per share data)

                                                            Three Months Ended June 30,            Six Months Ended June 30,
                                                               2003               2002              2003               2002
                                                        ------------------- ----------------- ----------------- -------------------
Revenue:
   Oil and gas production revenues ...................     $       8,261       $    13,143       $     21,033      $      24,029
   Gas processing revenues ...........................                 -               741                132              1,411
   Rig revenues ......................................               158               193                339                344
   Other  ............................................                11               158                 37                258
                                                        ------------------- ----------------- ----------------- -------------------
                                                                   8,430            14,235             21,541             26,042
Operating costs and expenses:
   Lease operating and production taxes ..............             2,066             3,353              4,792              7,262
   Depreciation, depletion, and amortization .........             2,301             9,110              5,443             15,924
   Proved property impairment.........................                 -           115,995                  -            115,995
   Rig operations ....................................               148               175                314                296
   General and administrative ........................             1,231             1,481              2,627              3,179
   General and administrative (Stock-based
     compensation) ...................................               757                 -                792                  -
                                                        ------------------- ----------------- ----------------- -------------------
                                                                   6,503           130,114             13,968            142,656
                                                        ------------------- ----------------- ----------------- -------------------
Operating income (loss) ..............................             1,927          (115,879)             7,573           (116,614)

Other (income) expense:
   Interest income ...................................                (7)               (8)               (17)               (41)
   Interest expense ..................................             3,846             8,761              9,010             17,174
   Amortization of deferred financing fee ............               434               431                811                858
   Financing cost.....................................                 -                 -              3,601                  -
   Gain on sale of foreign subsidiaries...............                 -                 -            (66,960)                 -
                                                                   4,273             9,184            (53,555)            17,991
                                                        ------------------- ----------------- ----------------- -------------------
Earnings (loss) before cumulative effect of
   accounting change and taxes ....................               (2,346)         (125,063)            61,128           (134,605)

Cumulative effect of accounting change................                 -                 -               (395)                 -
Income tax (expense) benefit..........................                 -            29,373               (377)            30,216
                                                        ------------------- ----------------- ----------------- -------------------
Net earnings (loss)................................               (2,346)     $    (95,690)      $     60,356      $    (104,389)
                                                        =================== ================= ================= ===================

Basic earnings (loss) per common share:
   Net earnings (loss).............................        $       (0.07)      $       (3.19)    $        1.74     $       (3.48)
   Cumulative effect of accounting change..........                    -                 -               (0.01)                -
                                                        ------------------- ----------------- ----------------- -------------------
Net earnings (loss) per common share - basic.......        $       (0.07)      $       (3.19)    $        1.73     $       (3.48)
                                                        =================== ================= ================= ===================

Diluted earnings (loss) per common share:
   Net earnings (loss).............................        $       (0.07)      $       (3.19)    $        1.72     $       (3.48)
   Cumulative effect of accounting change..........                    -                 -               (0.01)                -
                                                        ------------------- ----------------- ----------------- -------------------
Net earnings (loss) per common share - diluted.....        $       (0.07)      $       (3.19)    $        1.71     $       (3.48)
                                                        =================== ================= ================= ===================


      See accompanying notes to condensed consolidated financial statements



                          Abraxas Petroleum Corporation

                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)
                                 (in thousands)

                                                                                   Six Months Ended
                                                                                       June 30,
                                                                     ---------------------------------------------
                                                                                2003                   2002
                                                                     ---------------------------------------------
Operating Activities
     Net  income (loss)............................................  $             60,356     $         (104,389)
     Adjustments to reconcile net income to net
         cash provided by (used in) operating activities:
      Depreciation, depletion, and amortization....................                 5,443                 15,924
      Proved property impairment...................................                     -                115,995
      Deferred income tax (benefit) expense........................                   377                (30,216)
      Amortization of deferred financing fees......................                   811                    858
      Amortization of debt discount................................                     -                    230
      Stock-based compensation                                                        792                      -
      Gain on sale of foreign subsidiaries.........................               (66,960)                     -
      Changes in operating assets and liabilities:
          Accounts receivable......................................                  (314)                  (453)
          Equipment inventory......................................                   142                    131
          Other ...................................................                   597                   (157)
          Accounts payable and accrued expenses....................                 2,716                    281
                                                                          -----------------      -----------------
     Net cash provided by (used in) operating activities...........                 3,960                (1,796)
                                                                          -----------------      -----------------

     Investing Activities
     Capital expenditures, including purchases and development
       of properties...............................................                (9,990)               (23,838)
     Proceeds from sale of oil and gas producing properties........                     -                 32,902
     Proceeds from sale of foreign subsidiaries....................                86,553                      -
     Increase in restricted cash...................................                     -                 (9,895)
                                                                          -----------------      -----------------
     Net cash provided by (used in) investing activities...........                76,563                   (831)
                                                                          -----------------      -----------------

    Financing Activities
    Proceeds from long-term borrowings.............................                47,293                11,614
    Payments on long-term borrowings...............................              (132,096)               (8,145)
    Issuance of common stock in connection with exchange...........                 3,781                     -
    Deferred financing fees .......................................                (2,604)                    -
    Exercise of stock options  ....................................                    19                     -
                                                                          -----------------      ----------------
    Net cash (used in) provided by financing activities............               (83,607)                 3,469
                                                                          -----------------      ----------------

    Effect of exchange rate changes on cash............................               301                 (1,610)
                                                                          -----------------      ----------------
    Decrease in cash                                                               (2,783)                  (768)

    Cash, at beginning of period.................................                   4,882                  7,605
                                                                          -----------------      ----------------

    Cash, at end of period.......................................    $              2,099     $            6,837
                                                                          =================      ================

    Supplemental disclosure of cash flow information:
    Interest paid................................................    $              3,932     $           17,036
                                                                          =================      ================

      See accompanying notes to condensed consolidated financial statements

                          Abraxas Petroleum Corporation
              Notes to Condensed Consolidated Financial Statements
                                   (Unaudited)
              (tabular amounts in thousands, except per share data)


Note 1. Basis of Presentation

     The accounting policies followed by Abraxas Petroleum Corporation and its subsidiaries (the "Company" or "Abraxas") are set forth in the notes to the Company's audited financial statements in the Annual Report on Form 10-K filed for the year ended December 31, 2002, as amended by the annual report on Form 10-K/A No. 1 filed on July 22, 2003. Such policies have been continued without change. You should also, refer to the notes to those financial statements for additional details of the Company's financial condition, results of operations, and cash flows. All the material items included in those notes have not changed except as a result of normal transactions in the interim, or as disclosed within this report. The accompanying interim consolidated financial statements have not been audited by independent accountants, but in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company's financial position and results of operations. Any and all adjustments are of a normal and recurring nature. The results of operations for the three and six months ended June 30, 2003 are not necessarily indicative of results to be expected for the full year.

     The consolidated financial statements include the accounts of the Company and its wholly-owned foreign subsidiary, Grey Wolf Exploration Inc. ("New Grey
Wolf"). In January 2003, the Company sold all of the common stock of its wholly-owned foreign subsidiaries, Canadian Abraxas Petroleum Limited ("Canadian Abraxas") and Grey Wolf Exploration Inc. ("Old Grey Wolf"). Certain oil and gas properties were retained and transferred into New Grey Wolf which was incorporated in January 2003. The operations of Canadian Abraxas and Old Grey Wolf are included in the consolidated financial statements through January 23, 2003.

     New Grey Wolf's assets and liabilities are translated to U.S. dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are accumulated as a separate component of shareholders' equity.

     The Company has incurred net losses in five of the last six years, and there can be no assurance that operating income and net earnings will be achieved in future periods. The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for crude oil and natural gas and the volumes of crude oil, natural gas and natural gas liquids we produce. During 2002, crude oil and natural gas prices began to increase from 2001 levels and increased further in the first half of 2003. In addition, because the Company's proved reserves will decline as crude oil, natural gas and natural gas liquids are produced, unless it acquires additional properties containing proved reserves or conducts successful exploration and development activities, its reserves and production will decrease. The Company's ability to acquire or find additional reserves in the near future will be dependent, in part, upon the amount of available funds for acquisition, exploitation, exploration and development projects. In order to provide liquidity and capital resources, the Company has sold certain of its producing properties. However, production levels have declined as the Company has been unable to replace the production represented by the properties sold with new production from the producing properties it has invested in with the proceeds of property sales. In addition, under the terms of its new senior credit agreement and New Notes (which are described below), the Company is subject to limitations on capital expenditures. As a result, the Company may be limited in its ability to replace existing production with new production and might suffer a decrease in the volume of crude oil and natural gas it produces. If crude oil and natural gas prices return to depressed levels or if production levels continue to decrease, the Company's revenues, cash flow from operations and financial condition may be materially adversely affected.

     Certain prior years balances have been reclassified for comparative purposes.

Note 2. Income Taxes

The Company records income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. There is no current or deferred income tax benefit for the U.S. net losses due to the valuation allowance which has been recorded against such benefits.

Note 3. Recent Events

     Exchange Offer. On January 23, 2003, the Company completed an exchange offer, pursuant to which it offered to exchange cash and securities for all of the outstanding 11 1/2% Senior Secured Notes due 2004, Series A ("Second Lien Notes") and 11 1/2% Senior Notes due 2004, Series D ("Old Notes"), issued by Abraxas and Canadian Abraxas. In exchange for each $1,000 principal amount of such notes tendered in the exchange offer, tendering note holders received:

     o   cash in the amount of $264;

     o an 11 1/2% Secured Note due 2007, Series A ("New Notes"), with a principal amount equal to $610; and

     o   31.36 shares of Abraxas common stock.

     At the time the exchange offer was made, there were approximately $190.1 million of the Second Lien Notes and $800,000 of the Old Notes outstanding. Holders of approximately 94% of the aggregate outstanding principal amount of the Second Lien Notes and Old Notes tendered their notes for exchange in the offer. Pursuant to the procedures for redemption under the applicable indenture provisions, the remaining 6% of the aggregate outstanding principal amount of the Second Lien Notes and Old Notes were redeemed at 100% of the principal amount plus accrued and unpaid interest, for approximately $11.5 million ($11.1 million in principal and $0.4 million in interest). The indentures for the Second Lien Notes and Old Notes have been duly discharged. In connection with the exchange offer, Abraxas made cash payments of approximately $47.5 million and issued approximately $109.7 million in principal amount of New Notes and 5,642,699 shares of Abraxas common stock. Fees and expenses incurred in connection with the exchange offer were approximately $3.8 million.

     Redemption of First Lien Notes. On January 24, 2003, the Company completed the redemption of 100% of its outstanding 12?% Senior Secured Notes, Series B ("First Lien Notes"), with approximately $66.4 million of the proceeds from the sale of Canadian Abraxas and Old Grey Wolf. Prior to the redemption, the Company had $63.5 million of its First Lien Notes outstanding. Under the terms of the indenture for the First Lien Notes, the Company had the right to redeem the First Lien Notes at 100% of the outstanding principal amount of the notes, plus accrued and unpaid interest to the date of redemption, and to discharge the indenture upon call of the First Lien Notes for redemption and deposit of the redemption funds with the trustee. The Company exercised these rights on January 23, 2003 and upon the discharge of the indenture, the trustee released the collateral securing the Company's obligations under the First Lien Notes.

Note 4.  Long-Term Debt


         Long-term debt consisted of the following:

                                                                               June 30         December 31
                                                                                2003               2002
                                                                           ----------------  -----------------
                                                                                     (In thousands)
11.5% Senior Notes due 2004 ("Old Notes") .............................       $        -       $       801
12.875% Senior Secured Notes due 2003 ("First Lien Notes") ............                -            63,500
11.5% Second Lien Notes due 2004 ("Second Lien Notes").................                -           190,178
11.5% Senior Credit Facility("Grey Wolf Facility") providing for borrowings up to approximately US $96 million (CDN $150 million)
     Secured by the assets of Grey Wolf and non-recourse to Abraxas                    -            45,964
11.5% Secured Notes due 2007 ("New Notes").............................           131,605                -
Senior Secured Credit Agreement........................................            45,041                -
                                                                           ----------------  -----------------
                                                                                  176,646          300,443
Less current maturities ...............................................                 -           63,500
                                                                           ----------------  -----------------
                                                                              $   176,646      $   236,943
                                                                           ================  =================

     New Notes. - In connection with the financial restructuring, Abraxas issued $109.7 million in principal amount of it's 11 1/2% Secured Notes due 2007, Series A, in exchange for the second lien notes and old notes tendered in the exchange offer. The New Notes were issued under an indenture with U.S. Bank, N.
A. In accordance with SFAS 15, the basis of the New Notes exceeds the face amount of the New Notes by approximately $19.0 million. Such amount will be amortized over the term of the New Notes as an adjustment to the yield of the New Notes.

     The New Notes accrue interest from the date of issuance, at a fixed annual rate of 11 1/2%, payable in cash semi-annually on each May 1 and November 1, commencing May 1, 2003, provided that, if we fail, or are not permitted pursuant to our new senior credit agreement or the intercreditor agreement between the trustee under the indenture for the New Notes and the lenders under the new senior credit agreement, to make such cash interest payments in full, we will pay such unpaid interest in kind by the issuance of additional New Notes with a principal amount equal to the amount of accrued and unpaid cash interest on the New Notes plus an additional 1% accrued interest for the applicable period. Upon an event of default, the New Notes accrue interest at an annual rate of 16.5%.

     The New Notes are secured by a second lien or charge on all of our current and future assets, including, but not limited to, all of our crude oil and natural gas properties. All of Abraxas' current subsidiaries, Sandia Oil & Gas Corporation, Sandia Operating Corp. (a wholly-owned subsidiary of Sandia Oil &
Gas), Wamsutter Holdings, Inc., New Grey Wolf, Western Associated Energy Corporation and Eastside Coal Company, Inc. are guarantors of the New Notes, and all of Abraxas' future subsidiaries will guarantee the New Notes. If Abraxas cannot make payments on the New Notes when they are due, the guarantors must make them instead.

         The New Notes and related guarantees

     o are subordinated to the indebtedness under the new senior credit agreement;

     o   rank   equally  with  all  of  Abraxas'   current  and  future   senior
         indebtedness; and

     o rank senior to all of Abraxas' current and future subordinated indebtedness, in each case, if any.

     The New Notes are subordinated to amounts outstanding under the new senior credit agreement both in right of payment and with respect to lien priority and are subject to an intercreditor agreement.


     Abraxas may redeem the New Notes, at its option, in whole at any time or in part from time to time, at redemption prices expressed as percentages of the principal amount set forth below. If Abraxas redeems all or any New Notes, it must also pay all interest accrued and unpaid to the applicable redemption date. The redemption prices for the New Notes during the indicated time periods are as follows:

Period                                                              Percentage

From June 24, 2003 to January 23, 2004.................................91.4592%
From January 24, 2004 to June 23, 2004.................................97.1674%
From June 24, 2004 to January 23, 2005.................................98.5837%
Thereafter............................................................100.0000%

Under the indenture, the Company is subject to customary covenants which, among other things, restrict our ability to:

     o   borrow money or issue preferred stock;o

     o   pay dividends on stock or purchase stock;

     o   make other asset transfers;

     o   transact business with affiliates;

     o   sell stock of subsidiaries;

     o   engage in any new line of business;

     o   impair the security interest in any collateral for the notes;

     o   use assets as security in other transactions; and

     o   sell certain assets or merge with or into other companies.

     In addition, we are subject to certain financial covenants including covenants limiting our selling, general and administrative expenses and capital expenditures, a covenant requiring Abraxas to maintain a specified ratio of consolidated EBITDA, as defined in the indenture, to cash interest and a covenant requiring Abraxas to permanently, to the extent permitted, pay down debt under the new senior credit agreement and, to the extent permitted by the new senior credit agreement, the New Notes or, if not permitted, paying indebtedness under the new senior credit agreement.

     The indenture also contains customary events of default, including nonpayment of principal or interest, violations of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities, change of control and any material adverse change in our financial condition.

     New Senior Credit Agreement. In connection with the financial restructuring, Abraxas entered into a new senior credit agreement providing a term loan facility and a revolving credit facility as described below. Subject to earlier termination on the occurrence of events of default or other events, the stated maturity date for both the term loan facility and the revolving credit facility is January 22, 2006. In the event of an early termination, we will be required to pay a prepayment premium, except in the limited circumstances described in the new senior credit agreement. Outstanding amounts under both facilities bear interest at the prime rate announced by Wells Fargo Bank, N.A. plus 4.5%. Any amounts in default under the term loan facility will accrue interest at an additional 4%. At no time will the amounts outstanding under the new senior credit agreement bear interest at a rate less than 9%.

     Term Loan Facility. Abraxas borrowed $4.2 million pursuant to a term loan facility on January 23, 2003, all of which was used to make cash payments in connection with the financial restructuring. Accrued interest under the term loan facility will be capitalized and added to the principal amount of the term loan facility until maturity.

     Revolving Credit Facility. Lenders under the new senior credit agreement have provided a revolving credit facility to Abraxas with a maximum borrowing base of up to $50 million. Our current borrowing base under the revolving credit facility is $48.0 million, subject to adjustments based on periodic calculations and mandatory prepayments under the senior credit agreement. Portions of accrued interest under the revolving credit facility may be capitalized and added to the principal amount of the revolving credit facility. We have borrowed $42.5 million under the revolving credit facility, all of which was used to make cash payments in connection with the financial restructuring. As of June 30, 2003, the balance of the facility was $40.7 million, after principal reductions during the first six months of 2003. We plan to use the remaining borrowing availability under the new senior credit agreement to fund our operations, including capital expenditures.

     Covenants. Under the new senior credit agreement, Abraxas is subject to customary covenants and reporting requirements. Certain financial covenants require Abraxas to maintain minimum levels of consolidated EBITDA (as defined in the new senior credit agreement), minimum ratios of consolidated EBITDA to cash interest expense and a limitation on annual capital expenditures. In addition, at the end of each fiscal quarter, if the aggregate amount of our cash and cash equivalents exceeds $2.0 million, we are required to repay the loans under the new senior credit agreement in an amount equal to such excess. The new senior credit agreement also requires us to enter into hedging agreements on not less than 25% or more than 75% of our projected oil and gas production. We are also required to establish deposit accounts at financial institutions acceptable to the lenders and we are required to direct our customers to make all payments into these accounts. The amounts in these accounts will be transferred to the lenders upon the occurrence and during the continuance of an event of default under the new senior credit agreement.

     In addition to the foregoing and other customary covenants, the new senior credit agreement contains a number of covenants that, among other things, restrict our ability to:

     o   incur additional indebtedness;

     o   create or permit to be created any liens on any of our properties;

     o   enter into any change of control transactions;

     o   dispose of our assets;

     o   change our name or the nature of our business;

     o   make any guarantees with respect to the obligations of third parties;

     o   enter into any forward sales contracts;

     o make any payments in connection with distributions, dividends or redemptions relating to our outstanding securities; or

     o   make investments or incur liabilities.

     Security. The obligations of Abraxas under the new senior credit agreement are secured by a first lien security interest in all of Abraxas' assets, including all crude oil and natural gas properties.

     Guarantees. The obligations of Abraxas under the new senior secured credit agreement are guaranteed by Sandia Oil & Gas, Sandia Operating, Wamsutter, New Grey Wolf, Western Associated Energy and Eastside Coal. The guarantees under the new senior credit agreement are secured by a first lien security interest in substantially all of the guarantors' assets, including all crude oil and natural gas properties.

     Events of Default. The new senior credit facility contains customary events of default, including nonpayment of principal or interest, violations of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities, change of control and any material adverse change in our financial condition.

Note 5. Stock-based Compensation

     The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25,
"Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     Effective July 1, 2000, the Financial Accounting Standards Board ("FASB") issued FIN 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB No. 25. Under the interpretation, certain modifications to fixed stock option awards which were made subsequent to December 15, 1998, and were not exercised prior to July 1, 2000, require that the awards be accounted for as variable until they are exercised, forfeited, or expired. In January 2003, the Company amended the exercise price to $0.66 on certain options with an existing exercise price greater than $0.66. The Company recognized approximately $757,000 and $792,000 in expense during the quarter and six months ended June 30, 2003, respectively, as general and administrative (stock-based compensation) expense in the accompanying consolidated financial statements.

     Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS 123, "Accounting for Stock-Based Compensation" (SFAS
123), which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1995 under the fair value method prescribed by SFAS 123 The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the quarter and six months ended June 30, 2003 and 2002, risk-free interest rates of 1.5%; dividend yields of -0-%; volatility factor of the expected market price of the Company's common stock of .35; and a weighted-average expected life of the option of ten years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In October 2002, the FASB issued Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure", (SFAS No. 148), providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirement of SFAS No. 123, "Accounting for Stock-Based Compensation" to include prominent disclosures in annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS No. 148 on December 31, 2002.

     Had the Company determined stock-based compensation costs based on the estimated fair value at the grant date for its stock options, the Company's net income (loss) per share for the three and six months ended June 30, 2003 and June 30, 2002 would have been:

                                               Three Months Ended June 30,     Six Months Ended June 30,
                                               ----------------------------    --------------------------
                                                   2003           2002           2003           2002
                                               -------------   ------------    ---------- -- ------------
Net income (loss) as reported              $        (2,346)  $   (125,063)   $   60,356   $   (104,389)
Add:  Stock-based  employee  compensation
   expense   included  in  reported   net
   income, net of related tax effects
                                                       757              -           792              -
Deduct:    Total   stock-based   employee
   compensation  expense determined under
   fair  value   based   method  for  all
   awards, net of related tax effects                 (271)          (312)         (140)          (135)
                                               -------------   ------------    ----------    ------------
Pro forma net income (loss)                $        (1,860)  $   (125,375)   $   61,008    $  (104,524)
                                               =============   ============    ==========    ============
Earnings (loss) per share:
   Basic - as reported                     $         (0.07)  $      (3.19)   $     1.73    $     (3.48)
                                               =============   ============    ==========    ============
   Basic - pro forma                       $         (0.05)  $      (3.18)   $     1.75    $     (3.49)
                                               =============   ============    ==========    ============
   Diluted - as reported                   $         (0.07)  $      (3.19)   $     1.71    $     (3.48)
                                               =============   ============    ==========    ============
   Diluted - pro forma                     $         (0.05)  $      (3.18)   $     1.73    $     (3.49)
                                               =============   ============    ==========    ============

Note 6. Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                      Three Months Ended June 30,         Six Months Ended June 30,
                                                     -------------------------------    -------------------------------
                                                         2003              2002             2003              2002
                                                     -------------     -------------    --------------    -------------
Numerator:
  Net income (loss) before cumulative effect of
     accounting change (in thousands)              $        (2,346) $       (95,690)  $         60,751  $      (104,389)
  Cumulative effect of accounting change                        -                 -               (395)              -
                                                      -------------    -------------     --------------    -------------
                                                            (2,346)         (95,690)            60,356         (104,389)
                                                      =============    =============     ==============    =============
Denominator:
  Denominator for basic earnings per share -
    Weighted-average shares                             35,634,998       29,979,397         34,912,075       29,979,397

  Effect of dilutive securities:
    Stock options, warrants and CVR's                           -                 -            446,323                -
                                                      -------------     -------------    --------------    -------------

  Dilutive potential common shares
    Denominator for diluted earnings per share -
    adjusted weighted-average shares and assumed
    Conversions                                         35,634,998       29,979,397         35,358,398       29,979,397

  Basic earnings (loss) per share:
    Net income (loss) before  cumulative  effect
      of  accounting change                       $          (0.07) $         (3.19)  $           1.74   $        (3.48)
    Cumulative effect of accounting change                       -                -              (0.01)               -
                                                      -------------     -------------    --------------     -------------
Net earnings (loss) per common share - basic      $          (0.07) $         (3.19)  $           1.73   $        (3.48)
                                                      =============     =============    ==============     =============

                                      S-12

  Diluted earnings (loss) per share:
    Net income (loss) before  cumulative  effect
     of  accounting change                        $         (0.07) $          (3.19) $           1.72  $          (3.48)
    Cumulative affect of accounting change                     -                  -             (0.01)                -
                                                     -------------     -------------    --------------      -------------
Net earnings (loss) per common share - diluted    $         (0.07) $          (3.19) $           1.71  $          (3.48)
                                                     =============     =============    ==============      =============

     For the three months ended June 30, 2003 and 2002 and six months ended June 30, 2002, none of the shares issuable in connection with stock options or warrants are included in diluted shares. Inclusion of these shares would be antidilutive due to losses incurred in the period. Had there not been losses in this period, dilutive shares would have been 580,427 shares, 210 shares and 17,243 shares for the three months ended June 30, 2003 and 2002 and the six months ended June 30, 2002, respectively.

Note 7. Business Segments

 Business segment information about the three months and six months ended June 30, 2003 in different geographic areas is as follows:

                                                                        Three Months Ended June 30, 2003
                                                          -------------------------------------------------------------
                                                                U.S.                  Canada              Total
                                                          ------------------     -----------------  -------------------
                                                                                 (In thousands)
             Revenues ...............................        $       7,218          $     1,212       $        8,430
                                                          ==================     ================   ===================
             Operating income........................        $       3,335          $       288       $        3,623
                                                          ==================     ================
             General Corporate.................................................................               (1,696)
             Interest expense and amortization of
                deferred financing fees........................................................               (4,273)
                                                                                                    -------------------
             Loss before income taxes..........................................................       $       (2,346)
                                                                                                    ===================

                                                                        Three Months Ended June 30, 2002
                                                          -------------------------------------------------------------
                                                                U.S.                  Canada              Total
                                                          ------------------     -----------------  -------------------
                                                                                 (In thousands)
             Revenues ...............................        $       5,759          $     8,476       $       14,235
                                                          ==================     =================  ===================
             Operating loss..........................        $     (27,292)         $   (87,280)      $     (114,572)
                                                          ==================     =================
             General Corporate.................................................................               (1,307)
             Interest expense and amortization of
                deferred financing fees........................................................               (9,184)
                                                                                                    -------------------
             Loss before income taxes..........................................................          $  (125,063)
                                                                                                    ===================
                                                                         Six Months Ended June 30, 2003
                                                          -------------------------------------------------------------
                                                                U.S.                  Canada              Total
                                                          ------------------     -----------------  -------------------
                                                                                 (In thousands)
             Revenues ...............................        $      16,017          $       5,524     $       21,541
                                                          ==================     =================  ===================
             Operating income........................        $       8,071          $       2,531     $       10,602
                                                          ==================     =================
             General Corporate.................................................................               (3,029)
             Interest expense, financing cost and amortization of
                deferred financing fees........................................................              (13,010)
             Gain on sale of foreign subsidiaries..............................................               66,960
             Cumulative effect of accounting change............................................                 (395)
                                                                                                    -------------------
             Income before income taxes........................................................       $       61,128
                                                                                                    ===================
                                                                         Six Months Ended June 30, 2002
                                                          -------------------------------------------------------------
                                                                U.S.                  Canada              Total
                                                          ------------------     -----------------  -------------------
                                                                                 (In thousands)
             Revenues ...............................        $      10,375          $      15,667     $       26,042
                                                          ==================     =================  ===================
             Operating loss..........................        $     (26,838)         $     (87,479)    $     (114,317)
                                                          ==================     =================
             General Corporate.................................................................               (2,297)
             Interest expense and amortization of
                deferred financing fees........................................................              (17,991)

                                     S-13

                                                                                                    -------------------
             Loss before income taxes..........................................................       $     (134,605)
                                                                                                    ===================
                                                                                At June 30, 2003
                                                          -------------------------------------------------------------
                                                                U.S.                  Canada              Total
                                                          ------------------     -----------------  -------------------
                                                                                 (In Thousands)
             Identifiable assets ....................        $      83,062           $     33,180     $      116,242
                                                          ==================     =================
             Corporate assets..................................................................                5,827
                                                                                                    -------------------
             Total assets .....................................................................       $      122,069
                                                                                                    ===================


Note 8. Hedging Program and Derivatives

     On January 1, 2001, the Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" SFAS 133 as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB 133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities". Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. To qualify for hedge accounting, the derivative must qualify either as a fair value hedge, cash flow hedge or foreign currency hedge. Currently, the Company uses only cash flow hedges and the remaining discussion will relate exclusively to this type of derivative instrument. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in other comprehensive income (loss), a component of stockholders' equity, to the extent that the hedge is effective.

     The relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. Hedge accounting is discontinued prospectively when a hedge instrument becomes ineffective. Gains and losses deferred in accumulated other comprehensive income (loss) related to a cash flow hedge that becomes ineffective remain unchanged until the related production is delivered. If the Company determines that it is probable that a hedged transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

     Gains and losses on hedging instruments related to accumulated other comprehensive income (loss) and adjustments to carrying amounts on hedged production are included in natural gas or crude oil production revenue in the period that the related production is delivered.

     Under the terms of our new senior credit agreement, the Company is required to maintain hedging agreements with respect to not less than 25% nor more than 75% of it crude oil and natural gas production for a rolling six month period. On January 23, 2003, the Company entered into a collar option agreement with respect to 5,000 MMBtu per day, or approximately 25% of the Company's production, at a call price of $6.25 per MMBtu and a put price of $4.00 per MMBtu, for the calendar months of February through July 2003. In February 2003, the Company entered into an additional hedge agreement for 5,000 MMbtu per day with a floor of $4.50 per MMBtu for the calendar months of March 2003 through February 2004.

     The following table sets forth the Company's hedge position as of June 30, 2003:

              Time Period                     Notional Quantities                   Price                Fair Value
---------------------------------------- ------------------------------ ------------------------------ ----------------
February 1, 2003--July 31, 2003           5,000 MMBtu of production      Collar with floor of $4.00       $  -
                                          per day                        and ceiling of $6.25 per
                                                                         MMbtu
March 1, 2003 - February 29, 2004         5,000 MMBtu of production      Floor of $4.50 Mmbtu              $ 139,617
                                          per day

     All hedge transactions are subject to the Company's risk management policy, approved by the Board of Directors. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness will be assessed. Both at the inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     The fair value of the hedging instrument was determined based on the base price of the hedged item and NYMEX forward price quotes. As of June 30, 2003, a commodity price increase of 10% would have resulted in an unfavorable change in the fair market value of $14,000 and a commodity price decrease of 10% would have resulted in a favorable change in fair market value of $14,000.

Note 9. Contingencies

     Litigation. - In 2001 the Company and a limited partnership, of which a subsidiary of the Company is the general partner (the "Partnership"), were named in a lawsuit filed in U.S. District Court in the District of Wyoming. The claim asserts breach of contract, fraud and negligent misrepresentation by the Company and the Partnership related to the responsibility for year 2000 ad valorem taxes on crude oil and natural gas properties sold by the Company and the Partnership. In February 2002, a summary judgment was granted to the plaintiff in this matter and a final judgment in the amount of $1.3 million was entered. The Company and the Partnership have filed an appeal. The Company has established a reserve in the amount of $845,000, which represents the Company's share of the judgment. The Company believes these charges are without merit

     In late 2000, the Company received a Final De Minimis Settlement Offer from the United States Environmental Protection Agency concerning the Casmalia Disposal Site, Santa Barbara County, California. The Company's liability for the cleanup at the Superfund site is based on its acquisition of Bennett Petroleum Corporation, which is alleged to have transported or arranged for the transportation of oil field waste and drilling muds to the Superfund site. The Company has engaged California counsel to evaluate the notice of proposed de minimis settlement and its notice of potential strict liability under the Comprehensive Environmental Response, Compensation and Liability Act. Defense of the action is handled through a joint group of companies, all of which are claiming a petroleum exclusion that would limit the Company's liability. The potential financial exposure and any settlement posture has yet not been developed, but is considered by the Company to be immaterial.

     Additionally, from time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. At June 30, 2003, the Company was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on the Company.

Note 10. Comprehensive Income

    Comprehensive income includes net income, losses and certain items recorded directly to Stockholder's Equity and classified as Other Comprehensive Income.

     The following table  illustrates the  calculation of  comprehensive  income
(loss) for the three and six months ended June 30, 2002 and 2003:

                                                        Three Months Ended June 30        Six Months Ended June 30,
                                                              2003            2002            2003              2002
                                                          ------------    -------------   --------------    -------------
Net (loss) income..................................       $    (2,346)    $   (95,690)    $    60,356       $  (104,389)

Other Comprehensive loss:
  Hedging derivatives (net of tax) - See Note
     Change in fair market value of outstanding
     hedge positions...............................              (151)          1,250             (49)             (825)
  Foreign currency translation adjustment..........             2,386           5,523           7,813             5,156
                                                          ------------    -------------   --------------    -------------
Other comprehensive income                                      2,235           6,773           7,764             4,331
                                                          ------------    -------------   --------------    -------------
Comprehensive (loss) income........................       $      (111)    $   (88,917)    $    68,120       $  (100,058)
                                                          ============    =============   ==============    =============

Note 11.  Proved Property Impairment

     In accordance with the Securities and Exchange Commission requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the end of a period, or alternatively, if prices subsequent to that date have increased, a price near the periodic filing date of the Company's financial statements. As of June 30, 2002, the Company's net capitalized costs of crude oil and natural gas properties exceeded the present value of its estimated proved reserves by $138.7 million ($28.2 million on the U.S. properties and $110.5 million on the Canadian properties). As a result, during the quarter ended June 30, 2002 we incurred a proved property impairment write-down of approximately $116 million primarily due to volatile commodity prices. These amounts were calculated considering June 30, 2002 period-end prices of $26.12 per Bbl for crude oil and $2.16 per Mcf for natural gas as adjusted to reflect the expected realized prices for each of the full cost pools. The Company used the subsequent increased prices in Canada to evaluate its Canadian properties, and reduced the period end June 30, 2002 write-down to an amount of $87.8 million on those properties. The subsequent prices in the U.S. would not have resulted in a reduction of the write-down for the U.S. properties. An expense recorded in one period may not be reversed in a subsequent period even though higher crude oil and natural gas prices may have increased the ceiling applicable to the subsequent period.

     The Company cannot assure you that it will not experience additional write-downs in the future. Should commodity prices decline or if any of our proved reserves are revised downward, a further write-down of the carrying value of our crude oil and natural gas properties may be required.

Note 12. New Accounting Standards

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. SFAS No. 141 and 142 clarify that more assets should be distinguished and classified between tangible and intangible. The Company did not change or reclassify contractual mineral rights included in oil and gas properties on the balance sheet upon adoption of SFAS No. 142. The Company believes the treatment of such mineral rights as tangible assets under the full cost method of accounting for crude oil and natural gas properties is appropriate. An issue has arisen regarding whether contractual mineral rights should be classified as intangible rather that tangible assets. If it is determined that reclassification is necessary, the Company's oil and gas properties would be reduced by $3.1 million and intangible assets would have increased by a like amount at June 30, 2003, representing cost incurred from the effective date of June 30, 2001. The provisions of SFAS No. 141 and 142 impact only the balance sheet and associated footnote disclosure, and reclassifications necessary would not impact the Company's cash flow or results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for us January 1, 2003. SFAS 143 requires that the fair value of a liability for an asset's retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized. For all periods presented, we have included estimated future costs of abandonment and dismantlement in our full cost amortization base and amortize these costs as a component of our depletion expense in the accompanying consolidated financial statements.

     The Company adopted SFAS 143 effective January 1, 2003. For the six months ended June 30, 2003 the Company recorded a charge of $395,341 for the cumulative effect of the change in accounting principal and a liability of $1.3 million.

     In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB No. 4, 44, and 64, Amendments of FASB Statement No. 13 and Technical Corrections" (SFAS
145). SFAS 145 clarifies guidance related to the reporting of gains and losses from extinguishment of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. SFAS 145 also amends other existing pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions relating to the reporting of gains and losses from extinguishment of debt were effective for us beginning January 1, 2003. All other provisions of this standard have been effective for the Company as of May 15, 2002 and did not have a significant impact on the Company's financial condition or results of operations.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires costs associated with exit of disposal activities to be recognized when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS 146 was effective for us beginning January 1, 2003. For the six months ended June 30, 2003 this standard had no impact on the Company's financial condition or results of operation.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation--Transition and Disclosure, an amendment of FASB Statement No. 123," which amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company will continue to use APB No. 25 to account for stock based compensation, while providing the disclosures required by SFAS 123 as amended by SFAS 148.


     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149, among other things, clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative and amends the definition of an "underlying" to conform it to language used in FIN 45. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The Company adopted this statement effective July 1, 2003. Implementation of this new standard did not have an effect on the Company's consolidated financial position or results of operations. In May 2003, the FASB issued FAS No. 150, entitled "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company has no financial instruments affected by FAS No. 150, therefore adoption by the Company as of July 1, 2003 will not impact the Company's financial statements.


     The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, " Accounting for Certain Costs and Activities Related to Property, Plant and Equipment" which would require major maintenance activities to be expensed as costs are incurred. The Company is currently evaluating the impact on its results of operations and financial condition if this proposed Statement of Position is adopted in its current form.

Note 13. Accounting Change

     The Company adopted SFAS 143 effective January 1, 2003. For the six months period ended June 30, 2003 the Company recorded a charge of $395,341 for the cumulative effect of the change in accounting principal.

Note 14. Subsequent Event

     Subsequent to June 30, 2003, on July 29, 2003 the Company acquired all of the shares of the capital stock of Wind River Resources Corporation which owned an airplane. The sole shareholder of Wind River was Robert Watson, Abraxas' Chairman of the Board, President and Chief Executive Officer. The consideration for the purchase was 106,977 shares of Abraxas common stock and $35,000 in cash. Simultaneously with this transaction, the airplane was sold. The airplane had previously been made available to Abraxas' employees for business use.

           Management's Discussion and Analysis of Financial Condition
                            and Results of OperationS

General

     We have incurred net losses in five of the last six years, and there can be no assurance that operating income and net earnings will be achieved in future periods. Our revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for crude oil and natural gas and the volumes of crude oil, natural gas and natural gas liquids we produce. During 2002, crude oil and natural gas prices began to increase from 2001 levels and increased further in the first quarter of 2003. In addition, because our proved reserves will decline as crude oil, natural gas and natural gas liquids are produced, unless we acquire additional properties containing proved reserves or conduct successful exploration and development activities, our reserves and production will decrease. Our ability to acquire or find additional reserves in the near future will be dependent, in part, upon the amount of available funds for acquisition, exploitation, exploration and development projects. In order to provide us with liquidity and capital resources, we have sold certain of our producing properties. However, our production levels have declined as we have been unable to replace the production represented by the properties we have sold with new production from the producing properties we have invested in with the proceeds of our property sales. In addition, under the terms of our new senior credit agreement and our new notes, we are subject to limitations on capital expenditures. As a result, we will be limited in our ability to replace existing production with new production and might suffer a decrease in the volume of crude oil and natural gas we produce. If crude oil and natural gas prices return to depressed levels or if our production levels continue to decrease, our revenues, cash flows from operations and financial condition will be materially adversely affected. For more information, see "Liquidity and Capital Resources."

Results of Operations

     General. Our financial results depend upon many factors, particularly the following factors which most significantly affect our results of operations:

     o   the sales prices of crude oil, natural gas liquids and natural gas;
     o the level of total sales volumes of crude oil, natural gas liquids and natural gas;
     o the ability to raise capital resources and provide liquidity to meet cash flow needs;
     o   the level of and interest rates on borrowings; and
     o   the level and success of exploration and development activity.

     Commodity Prices. Our results of operations are significantly affected by fluctuations in commodity prices. Price volatility in the natural gas market has remained prevalent in the last few years. In the first six months of 2003, we experienced an increase in energy commodity prices from the prices that we received in the same period of 2002. Price declines experienced in 2001 continued during the first quarter of 2002, primarily due to the economic downturn. Beginning in March 2002, commodity prices began to increase and continued higher through 2002 and have continued to increase during the first half of 2003.

     The table below illustrates how natural gas prices fluctuated over the eight quarters prior to and including the quarter ended June 30, 2003. The table below also contains the last three day average of NYMEX traded contracts price and the prices we realized during each quarter presented, including the impact of our hedging activities.

           Natural Gas Prices by Quarter (in $ per Mcf)

              ----------------------------------------------------------------------------------------------------
                                                         Quarter Ended
              ----------------------------------------------------------------------------------------------------
               Sept. 30,     Dec. 31,   March 31,     June 30,      Sept. 30,   Dec. 31,     March 31,    June 30,
                 2001          2001       2002           2002           2002       2002         2003         2003
              ------------ ---------- ------------ ------------ ----------- ------------- ----------- ------------
Index         $      2.98  $   2.47   $   2.38     $      3.36  $      3.28 $      3.99   $     6.61  $     5.51
Realized      $      2.26  $   2.09   $   2.21     $      2.44  $      2.08 $      3.47   $     5.13  $     5.11

         The NYMEX natural gas price on August 11, 2003 was $5.13 per Mcf.

     Prices for crude oil have followed a similar path as the commodity market fell throughout 2001 and the first quarter of 2002. The table below contains the last three day average of NYMEX traded contracts price and the prices we realized during each quarter presented.

         Crude Oil Prices by Quarter (in $ per Bbl)

              -------------------------------------------------------------------------------------------------------
                                                          Quarter Ended
              -------------------------------------------------------------------------------------------------------
              Sept. 30,    Dec. 31,    March 31,    June 30,         Sept. 30,    Dec. 31,   March 31,     June 30,
                 2001        2001        2002         2002             2002         2002        2003         2003
              ----------- ---------- ------------- -------------- ------------- ---------- ------------- ------------
Index          $    26.50 $   22.12  $     19.48   $     26.40    $     27.50   $   28.29  $   33.71     $   29.87
Realized       $    25.06 $   18.72  $     16.64   $     23.47    $     27.19   $   24.83  $   33.22     $   28.53

         The NYMEX crude oil price on August 11, 2003 was $32.01 per Bbl.

     Hedging Activities. We seek to reduce our exposure to price volatility by hedging our production through swaps, options and other commodity derivative instruments. During the first six months of 2002 we experienced hedging losses of $1.7 million. In October 2002, all of these hedge agreements expired. Under the expired hedge agreements, we made total payments over the term of these arrangements to various counterparties in the amount of $35.1 million.

     Under the terms of our new senior credit agreement, we are required to maintain hedging positions with respect to not less than 25% nor more than 75% of our crude oil and natural gas production for a rolling six month period. On January 23, 2003, we entered into a collar option agreement with respect to 5,000 MMBtu per day, or approximately 25% of our production, at a call price of $6.25 per MMBtu and a put price of $4.00 per MMBtu agreement, for the calendar months of February through July 2003. In February 2003, we entered into a second hedge agreement for the calendar months of March 2003 through February 2004, related to 5,000 MMBtu which provides for a floor price of $4.50 per MMBtu. During the first six months of 2003, we incurred hedging costs of $542,965.

     Selected operating data. The following table sets forth certain of our operating data for the periods presented.

                                                            Three Months Ended                      Six Months Ended
                                                                  June 30                              June 30
                                                          2003               2002               2003                2002
                                                    --------------    ---------------    ----------------    -----------------
Operating Revenue (in thousands):
Crude Oil Sales   ................................  $       1,651      $       1,766     $          3,826     $         2,998
Natural Gas Sales ................................          6,494             10,287               16,580              19,069
Natural Gas Liquids Sales.........................            116              1,090                  627               1,962
Processing Revenue................................              -                741                  132               1,411
Rig Operations....................................            158                193                  339                 344
Other.............................................             11                158                   37                 258
                                                       -----------        -----------        -------------        ------------
                                                    $       8,430      $      14,235     $         21,541     $        26,042
                                                       ===========        ===========        =============        ============

Operating Income (Loss) in thousands).............  $       1,927      $    (115,879)    $          7,573     $      (116,614)
Crude Oil Production (MBbls)......................             58                 75                  123                 149
Natural Gas Production (MMcfs)....................          1,272              4,218                3,237               8,191
Natural Gas Liquids Production (MBbls)............              5                 62                   25                 130
Average Crude Oil Sales Price ($/Bbl).............  $       28.53      $       23.47     $          31.03     $         20.08
Average Natural Gas Sales Price ($/Mcf)...........  $        5.11      $        2.44     $           5.12     $          2.33
Average Liquids Sales Price ($/Bbl)...............  $       22.10      $       17.73     $          24.64     $         15.11

Comparison  of Three  Months  Ended June 30, 2003 to Three Months Ended June 30,
2002

     Operating Revenue. During the three months ended June 30, 2003, operating revenue from crude oil, natural gas and natural gas liquid sales decreased to $8.3 million compared to $13.1 million in the three months ended June 30, 2002.

The decrease in revenue was primarily due to decreased production volumes, primarily due to the sale of our Canadian subsidiaries, partially offset by higher commodity prices realized during the period. Higher commodity prices contributed $3.7 million to crude oil and natural gas revenue while reduced production volumes had a $8.5 million negative impact on revenue.

Average sales prices net of hedging losses for the quarter ended June 30, 2003 were:

o   $  28.53 per Bbl of crude oil,
o   $  22.10 per Bbl of natural gas liquid, and
o   $   5.11 per Mcf of natural gas

Average sales prices net of hedging losses for the quarter ended June 30, 2002 were:

o   $ 23.47 per Bbl of crude oil,
o   $ 17.73 per Bbl of natural gas liquid, and
o   $  2.44 per Mcf of natural gas

     Crude oil production volumes declined from 75.2 MBbls during the quarter ended June 30, 2002 to 57.9 MBbls for the same period of 2003. The decline in production volumes was due to property sales in the second quarter of 2002, as well as the properties sold in connection with the sale of Canadian Abraxas and Old Grey Wolf in January 2003. The properties sold in the second quarter of 2002 contributed 9.1 MBbls for the quarter ended June 30, 2002. The Canadian properties sold in January 2003 contributed 5.4 MBbls in the quarter ended June 30, 2002. Natural gas production volumes declined to 1,272 MMcf for the three months ended June 30, 2003 from 4,218 MMcf for the same period of 2002. As discussed above, property sales were primarily responsible for the decline in production volumes. Properties sold in the second quarter of 2002 contributed 107 MMcf for the quarter ended June 30, 2002. The Canadian properties sold in January 2003 contributed 2,745 MMcf in the second quarter of 2002.

     Lease Operating Expenses. Lease operating expenses ("LOE") for the three months ended June 30, 2003 decreased to $2.1 million from $3.4 million for the same period in 2002. The decrease in LOE is primarily due the sale of Canadian Abraxas and Old Grey Wolf in January 2003. LOE related to the properties owned by Canadian Abraxas and Old Grey Wolf was $1.5 million for the quarter ended June 30, 2002. Excluding the properties sold, LOE attributable to on going operations increased slightly primarily due to higher production taxes associated with higher commodity prices in the quarter ended June 30, 2003 as compared to the same period of 2002. Our LOE on a per MCfe basis for the three months ended June 30, 2003 was $1.25 per MCfe compared to $0.67 for the same period of 2002 due to the decrease in production volumes.

     General and administrative ("G&A") Expenses. G&A expenses decreased from $1.5 million for the quarter ended June 30, 2002 to $1.2 million for the same period of 2003. The decrease in G&A expense was primarily due to a reduction in personnel in connection with the sale of Canadian Abraxas and Old Grey Wolf on January 23, 2003. G&A expense on a per MCfe basis was $0.75 for the second quarter of 2003 compared to $0.29 for the same period of 2002. The per MCfe increase was attributable to lower production volumes in the second quarter of 2003 as compared to the same period of 2002.

     G&A -  Stock-based  Compensation.  Effective  July 1, 2000,  the  Financial
Accounting Standards Board ("FASB") issued FIN 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of Accounting Principles Board Opinion No. ("APB") 25. Under the interpretation, certain modifications to fixed stock option awards which were made subsequent to December 15, 1998, and not exercised prior to July 1, 2000, require that the awards be accounted for as variable expenses until they are exercised, forfeited, or expired. In January 2003, we amended the exercise price to $0.66 per share on certain options with an existing exercise price greater than $0.66 per share. We recognized expense of approximately $757,000 during the quarter ended June 30, 2003 related to these repricings. During 2002, we did not recognize any stock-based compensation expense.

     Depreciation, Depletion and Amortization Expenses. Depreciation, depletion and amortization ("DD&A") expense decreased to $2.3 million for the three months ended June 30, 2003 from $9.1 million for the same period of 2002. The decrease in DD&A was primarily due to the sale of our Canadian subsidiaries in January 2003 as well as ceiling limitation write-downs in the second quarter of 2002. Our DD&A on a per MCfe basis for the quarter ended June 30, 2003 was $1.39 per MCfe as compared to $1.81 in 2002. These decreases were due to reduced production volumes in 2003 and prior ceiling limitation write-downs.

     Interest Expense. Interest expense decreased to $3.8 million for the second quarter of 2003 compared to $8.8 million for the same period of 2002. The decrease in interest expense was due to the reduction in long-term debt in the first six months of 2003. Long-term debt was reduced as a result of the financial transactions which occurred on January 23, 2003 as described in Note 2 in the Notes to Consolidated Financial Statements.

     Proved Property Impairment. We record the carrying value of our crude oil and natural gas properties using the full cost method of accounting for crude oil and natural gas properties. Under this method, we capitalize the cost to acquire, explore for and develop crude oil and natural gas properties. Under the full cost accounting rules, the net capitalized cost of crude oil and natural gas properties less related deferred taxes, is limited by country, to the lower of the unamortized cost or the cost ceiling, (defined as the sum of the present value of estimated unescalated future net revenues from proved reserves, discounted at 10%, plus the cost of properties not being amortized, if any, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, less related income taxes.) If the net capitalized cost of crude oil and natural gas properties exceeds the ceiling limit, we are subject to a ceiling limitation write-down to the extent of such excess. A ceiling limitation write-down is a charge to earnings, which does not impact cash flow from operating activities. However, such write-downs do impact the amount of our stockholders' equity. An expense recorded in one period may not be reversed in a subsequent period even though higher crude oil and natural gas prices may have increased the ceiling applicable to the subsequent period.

     The risk that we will be required to write-down the carrying value of our crude oil and natural gas assets increases when crude oil and natural gas prices are depressed or volatile. In addition, write-downs may occur if we have substantial downward revisions in our estimated proved reserves or if purchasers or governmental action cause an abrogation of, or if we voluntarily cancel, long-term contracts for our natural gas. As of June 30, 2002, our net capitalized costs of crude oil and natural gas properties exceeded the present value of our estimated proved reserves by $138.7 million ($28.2 million on the U.S. properties and $110.5 million on the Canadian properties). As a result, during the quarter ended June 30, 2002, we incurred a proved-property impairment write-down of approximately $116 million primarily due to volatile commodity prices. These amounts were calculated considering June 30, 2002 period-end prices of $26.12 per Bbl for crude oil and $2.16 per Mcf for natural gas as adjusted to reflect the expected realized prices for each of the full cost pools. We used the subsequent prices to evaluate our Canadian properties, and reduced the period end June 30, 2002 write-down to an amount of $87.8 million on those properties. The subsequent prices in the U.S. would not have resulted in a reduction of the write-down for the U.S. properties.

     We cannot assure you that we will not experience additional write-downs in the future. Should commodity prices decline or if any of our proved reserves are revised downward, a further write-down of the carrying value of our crude oil and natural gas properties may be required.

     Income taxes. Income taxes decreased from a benefit of $29.4 million for the three months ended June 30, 2002 to zero for the same period of 2003. The benefit in 2002 was related to the ceiling limitation write-down that occurred in the second quarter of 2002. There is no current or deferred income tax benefit for the U.S. net losses due to the valuation allowance which has been recorded against such benefits.

Comparison of Six Months Ended June 30, 2003 to Six Months Ended June 30, 2002

     Operating Revenue. During the six months ended June 30, 2003, operating revenue from crude oil, natural gas and natural gas liquid sales decreased to $21.0 million as compared to $24.0 million in the six months ended June 30, 2002. The decrease in revenue was primarily due to decreased production volumes, primarily due to the sale of our Canadian subsidiaries, off set by higher realized prices during the period. Decreased production had a negative impact on revenue of $13.6 million, while increased realized prices contributed $10.6 million to revenue. Production volumes decreased primarily as a result of producing property sales in the first six months of 2002 as well as the properties sold in January 2003 in connection with the sale of Canadian Abraxas and Old Grey Wolf.

Average sales prices net of hedging losses for the six months ended June 30, 2003 were:

o $ 31.03 per Bbl of crude oil,
o $ 24.64 per Bbl of natural gas liquid, and
o $  5.12 per Mcf of natural gas

Average sales prices net of hedging losses for the six months ended June 30, 2002 were:

o $ 20.08 per Bbl of crude oil,
o $ 15.11 per Bbl of natural gas liquid, and
o $  2.33 per Mcf of natural gas

     Crude oil production volumes declined from 149.2 MBbls during the six months ended June 30, 2002 to 123.3 MBbls for the same period of 2003. Contributing to the decrease in production were properties sold during the second quarter of 2002 which contributed 13.4 MBbls in the first six months of 2002 and the Canadian properties sold in January 2003 which contributed 11.8 MBbls during the first six months of 2002 compared to 2.4 MBbls during the six months ended June 30, 2003 (through January 23, 2003). Natural gas production volumes declined to 3,237 MMcf for the six months ended June 30, 2003 from 8,191 MMcf for the same period of 2002. As discussed above, property sales in the second quarter of 2002 and in January 2003 contributed to the decline in natural gas production volumes. Properties sold in the second quarter of 2002 contributed 259.5 MMcf during the six months ended June 30, 2002, through the date of the sale (May 31, 2002). The Canadian properties sold in January 2003, contributed 5,251 MMcf for the six months ended June 30, 2002 compared to 345 MMcf for the period ended June 30, 2003 (through January 23, 2003). This decline was partially offset by new production from current drilling activities.

     Lease  Operating  Expenses.   Lease  operating  expenses  and  natural  gas
processing costs ("LOE") for the six months ended June 30, 2003 decreased to $4.8 million from $7.3 million for the same period in 2002. The decrease in LOE was primarily due to the sale of Canadian Abraxas and Old Grey Wolf in January 2003. LOE related to the properties owned by Canadian Abraxas and Old Grey Wolf was $3.5 million for the six months ended June 30, 2002 compared to $379,000 for the same period of 2003 through the date of the sale. Excluding the properties sold, there was an increase in LOE on continuing operations primarily due to increased production tax expense. Production tax expense was higher due to higher commodity prices in the six months ended June 30, 2003 as compared to the same period of 2002. Our LOE on a per MCfe basis for the six months ended June 30, 2003 was $1.16 per MCfe as compared to $0.74 for the same period of 2002 due to decreased production volumes..

     General and administrative ("G&A") Expenses. G&A expenses decreased from $3.2 million for the first six months of 2002 to $2.6 million for the first six months of 2003. The decrease in G&A expense was primarily due to a reduction in personnel in connection with the sale of Canadian Abraxas and Old Grey Wolf on January 23, 2003. G&A expense on a per MCfe basis was $0.64 for the first six months of 2003 compared to $0.32 for the same period of 2002. The per MCfe increase is attributable to lower production volumes in the first six months of 2003 as compared to the same period of 2002.

     G&A -  Stock-based  Compensation.  Effective  July 1, 2000,  the  Financial
Accounting Standards Board ("FASB") issued FIN 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of Accounting Principles Board Opinion No. ("APB") 25. Under the interpretation, certain modifications to fixed stock option awards which were made subsequent to December 15, 1998, and not exercised prior to July 1, 2000, require that the awards be accounted for as variable expenses until they are exercised, forfeited, or expired. In January 2003, we amended the exercise price to $0.66 per share on certain options with an existing exercise price greater than $0.66 per share. We recognized expense of approximately $792,000 during the six months ended June 30, 2003 related to these repricings. During 2002, we did not recognize any stock -based compensation expense.

     Depreciation, Depletion and Amortization Expenses. Depreciation, depletion and amortization ("DD&A") expense decreased to $5.4 million for the six months ended June 30, 2003 from $15.9 million for the same period of 2002. The decrease in DD&A was primarily due to the sale of our Canadian subsidiaries in January 2003 as well as ceiling limitation write-downs in the second quarter of 2002. Our DD&A on a per MCfe basis for the six months ended June 30, 2003 was $1.32 per MCfe as compared to $1.61 in 2002. These decreases were due to reduced production volumes in 2003 and prior ceiling limitation write-downs.

     Interest Expense. Interest expense decreased to $9.0 million for the first six months of 2003 compared to $17.2 million in 2002. The decrease in interest expense was due to the reduction in long-term debt in the first six months of 2003. Long-term debt was reduced as a result of the financial transactions which occurred on January 23, 2003 as described in Note 2 in the Notes to Consolidated Financial Statements.

     Proved Property Impairment. We record the carrying value of our crude oil and natural gas properties using the full cost method of accounting for crude oil and natural gas properties. Under this method, we capitalize the cost to acquire, explore for and develop crude oil and natural gas properties. Under the full cost accounting rules, the net capitalized cost of crude oil and natural gas properties less related deferred taxes, is limited by country, to the lower of the unamortized cost or the cost ceiling, (defined as the sum of the present value of estimated unescalated future net revenues from proved reserves, discounted at 10%, plus the cost of properties not being amortized, if any, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, less related income taxes.) If the net capitalized cost of crude oil and natural gas properties exceeds the ceiling limit, we are subject to a ceiling limitation write-down to the extent of such excess. A ceiling limitation write-down is a charge to earnings, which does not impact cash flow from operating activities. However, such write-downs do impact the amount of our stockholders' equity. An expense recorded in one period may not be reversed in a subsequent period even though higher crude oil and natural gas prices may have increased the ceiling applicable to the subsequent period.

     The risk that we will be required to write-down the carrying value of our crude oil and natural gas assets increases when crude oil and natural gas prices are depressed or volatile. In addition, write-downs may occur if we have substantial downward revisions in our estimated proved reserves or if purchasers or governmental action cause an abrogation of, or if we voluntarily cancel, long-term contracts for our natural gas. As of June 30, 2002, our net capitalized costs of crude oil and natural gas properties exceeded the present value of our estimated proved reserves by $138.7 million ($28.2 million on the U.S. properties and $110.5 million on the Canadian properties). As a result, during the six months ended June 30, 2002, we incurred a proved-property impairment write-down of approximately $116 million primarily due to volatile commodity prices. These amounts were calculated considering June 30, 2002 period-end prices of $26.12 per Bbl for crude oil and $2.16 per Mcf for natural gas as adjusted to reflect the expected realized prices for each of the full cost pools. We used the subsequent prices to evaluate our Canadian properties, and reduced the period end June 30, 2002 write-down to an amount of $87.8 million on those properties. The subsequent prices in the U.S. would not have resulted in a reduction of the write-down for the U.S. properties.

     We cannot assure you that we will not experience additional write-downs in the future. Should commodity prices decline or if any of our proved reserves are revised downward, a further write-down of the carrying value of our crude oil and natural gas properties may be required.

     Income taxes. Income taxes increased to $377,000 for the six months ended June 30, 2003 from a benefit of $30.2 million for the first six months of 2002. The benefit in 2002 was related to the ceiling limitation write-down that occurred in the second quarter of 2002. There is no current or deferred income tax benefit for the U.S. net losses due the valuation allowance which has been recorded against such benefits.

Liquidity and Capital Resources

     General. The crude oil and natural gas industry is a highly capital intensive and cyclical business. Our capital requirements are driven principally by our obligations to service debt and to fund the following costs:

     o   the  development  of  existing   properties,   including  drilling  and
         completion costs of wells;

     o   acquisition of interests in crude oil and natural gas properties; and

     o   production and transportation facilities.

The amount of capital available to us will affect our ability to service our existing debt obligations and to continue to grow the business through the development of existing properties and the acquisition of new properties.

     Our sources of capital are primarily cash on hand, cash from operating activities, funding under the new senior credit agreement and the sale of properties. Our overall liquidity depends heavily on the prevailing prices of crude oil and natural gas and our production volumes of crude oil and natural gas. Significant downturns in commodity prices, such as that experienced in the last nine months of 2001 and the first quarter of 2002, can reduce our cash from operating activities. Although we have hedged a portion of our natural gas and crude oil production and will continue this practice as required pursuant to the new senior credit agreement, future crude oil and natural gas price declines would have a material adverse effect on our overall results, and therefore, our liquidity. Low crude oil and natural gas prices could also negatively affect our ability to raise capital on terms favorable to us.

     If the volume of crude oil and natural gas we produce decreases, our cash flow from operations will decrease. Our production volumes will decline as reserves are produced. In addition, due to sales of properties in 2002 and January 2003, we now have significantly reduced reserves and production levels. In the future we may sell additional properties, which could further reduce our production volumes. To offset the loss in production volumes resulting from natural field declines and sales of producing properties, we must conduct successful exploration, exploitation and development activities, acquire additional producing properties or identify additional behind-pipe zones or secondary recovery reserves. While we have had some success in pursuing these activities historically, we have not been able to fully replace the production volumes lost from natural field declines and property sales.

     Other events. On July 29, 2003 the Company acquired all of the shares of the capital stock of Wind River Resources Corporation which owned an airplane. The sole shareholder of Wind River was Robert Watson, Abraxas' Chairman of the Board, President and Chief Executive Officer. The consideration for the purchase was 106,977 shares of Abraxas common stock and $35,000 in cash. Simultaneously with this transaction, the airplane was sold. The airplane had previously been made available to Abraxas' employees for business use.

     Working Capital. At June 30, 2003, we had current assets of $10.1 million and current liabilities of $13.7 million resulting in a working capital deficit of $3.6 million. This compares to a working capital deficit of $65.7 million at December 31, 2002 and working capital deficit of $58.3 million at June 30, 2002. Current liabilities at June 30, 2003 consisted of trade payables of $5.3 million, revenues due third parties of $3.3 million and accrued interest of $2.2 million related to our new notes and other accrued liabilities of $2.2 million. After giving effect to the scheduled principal reductions required during 2003 under our new senior credit agreement we will have cash interest expense of approximately $4.0 million. We do not expect to make cash interest payments with respect to the outstanding new notes, and the issuance of additional new notes in lieu of cash interest payments thereon will not affect our working capital balance.

     Capital expenditures. Capital expenditures, excluding property divestitures during the first six months of 2003, were $10.0 million compared to $23.8 million during the same period of 2002. The table below sets forth the components of these capital expenditures on a historical basis for the six months ended June 30, 2003 and 2002.

                                                                             Six Months Ended
                                                                                  June 30
                                                                --------------------------------------------
                                                                        2003                    2002
                                                                ---------------------- ---------------------
Expenditure category (in thousands):
  Development.................................................  $          9,791         $         23,699
  Facilities and other........................................               199                      139
                                                                    ---------------          ---------------
      Total...................................................  $          9,990         $         23,838
                                                                    ===============          ===============

     During the six months ended June 30, 2003 and 2002, capital expenditures were primarily for the development of existing properties. For 2003, our capital expenditures are subject to limitations imposed under the new senior credit facility and new notes, including a maximum annual capital expenditure budget of $15 million for 2003, and subject to reduction in the event of a reduction in our net assets. Our capital expenditures could include expenditures for acquisition of producing properties if such opportunities arise, but we currently have no agreements, arrangements or undertakings regarding any material acquisitions. We have no material long-term capital commitments and are consequently able to adjust the level of our expenditures as circumstances dictate. Additionally, the level of capital expenditures will vary during future periods depending on market conditions and other related economic factors. Should the prices of crude oil and natural gas decline from current levels, our cash flows will decrease which may result in a reduction of the capital expenditures budget. If we decrease our capital expenditures budget, we may not be able to offset crude oil and natural gas production volumes decreases caused by natural field declines and sales of producing properties.

     Sources of Capital. The net funds provided by and/or used in each of the operating, investing and financing activities are summarized in the following table and discussed in further detail below:

                                                                                Six Months Ended
                                                                                    June 30,
                                                                     ---------------------------------------
                                                                           2003                   2002
                                                                     ------------------      ---------------
Net cash (used) provided by operating activities                $           3,960       $          (1,796)
Net cash provided by (used) in investing activities                        76,563                    (831)
Net cash (used) provided by financing activities                          (83,607)                  3,469
                                                                     ------------------      ---------------
Total                                                           $          (3,084)      $             842
                                                                     ==================      ===============

     Operating activities during the six months ended June 30, 2003 provided us $4.0 million cash compared to using $1.8 million in the same period in 2002. Net income plus non-cash expense items during 2003 and net changes in operating assets and liabilities accounted for most of these funds. Financing activities used $83.6 million for the first six months of 2003 compared to providing $3.5 million for the same period of 2002. Most of these funds were used to reduce our long-term debt and were generated by the sale of our Canadian subsidiaries and the exchange offer completed in January 2003. Investing activities provided $76.6 million for the six months ended June 30, 2003 compared to using $831,000 for the same period of 2002. The sale of our Canadian subsidiaries contributed $86.6 million in 2003 reduced by $10.0 million in exploration and development expenditures. Expenditures in 2002 were primarily for the development of crude oil and natural gas properties.

Future Capital Resources. We will have four principal sources of liquidity going forward: (i) cash on hand, (ii) cash from operating activities, (iii) funding under the new senior credit agreement , and (iv) sales of producing properties. However, covenants under the indenture for the outstanding new notes and the new senior credit agreement restrict our use of cash on hand, cash from operating activities and any proceeds from asset sales. We may attempt to raise additional capital through the issuance of additional debt or equity securities, though the terms of the new note indenture and the new senior credit agreement substantially restrict our ability to:

     o   incur additional indebtedness;

     o   incur liens;

     o   pay dividends or make certain other restricted payments;

     o   consummate certain asset sales;

     o   enter into certain transactions with affiliates;

     o   merge or consolidate with any other person; or

     o sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

Our best opportunity for additional sources of liquidity and capital will be through the issuance of equity securities or through the disposition of assets.

Contractual Obligations

    We are committed to making cash payments in the future on the following types of agreements:

     o   Long-term debt
     o   Operating leases for office facilities

     We have no off-balance sheet debt or unrecorded obligations and we have not guaranteed the debt of any other party. Below is a schedule of the future payments that we are obligated to make based on agreements in place as of June 30, 2003:

                                Payments due in:
Contractual Obligations
(dollars in thousands)
----------------------------- --------------------------------------------------------------------------
                                 Total        Less than                                 More than 5
                                              one year      1-3 years     3-5 years        years
----------------------------- ------------- -------------- ------------- -------------- ----------------
Long-Term Debt (1)            $   230,638   $        -     $   46,394    $  184,244     $        -
Operating Leases (2)                1,369          358            811           200              -


(1) These amounts represent the balances outstanding under the term loan facility, the revolving credit facility and the new notes. These repayments assume that interest will be capitalized under the term loan facility and that periodic interest on the revolving credit facility will be paid on a monthly basis and that we will not draw down additional funds there under.
(2) Office lease obligations. Leases for office space for Abraxas and New Grey Wolf expire in April 2006 and April 2008, respectively.

Other obligations. We make and will continue to make substantial capital expenditures for the acquisition, exploitation, development, exploration and production of crude oil and natural gas. In the past, we have funded our operations and capital expenditures primarily through cash flow from operations, sales of properties, sales of production payments and borrowings under our bank credit facilities and other sources. Given our high degree of operating control, the timing and incurrence of operating and capital expenditures is largely within our discretion.

Long-Term Indebtedness

     New Notes . In connection with the financial restructuring, Abraxas issued $109.7 million in principal amount of it's 11 1/2% Secured Notes due 2007, Series A, in exchange for the second lien notes and old notes tendered in the exchange offer. The new notes were issued under an indenture with U.S. Bank, N.
A. senior secured credit agreement

     The new notes accrue interest from the date of issuance, at a fixed annual rate of 11 1/2%, payable in cash semi-annually on each May 1 and November 1, commencing May 1, 2003, provided that, if we fail, or are not permitted pursuant to our new senior credit agreement or the intercreditor agreement between the trustee under the indenture for the new notes and the lenders under the new senior credit agreement, to make such cash interest payments in full, we will pay such unpaid interest in kind by the issuance of additional new notes with a principal amount equal to the amount of accrued and unpaid cash interest on the new notes plus an additional 1% accrued interest for the applicable period. Upon an event of default, the new notes accrue interest at an annual rate of 16.5%.

     The new notes are secured by a second lien or charge on all of our current and future assets, including, but not limited to, all of our crude oil and natural gas properties. All of Abraxas' current subsidiaries, Sandia Oil & Gas, Sandia Operating (a wholly-owned subsidiary of Sandia Oil & Gas), Wamsutter, New Grey Wolf, Western Associated Energy and Eastside Coal, are guarantors of the New Notes, and all of Abraxas' future subsidiaries will guarantee the New Notes. If Abraxas cannot make payments on the New Notes when they are due, the guarantors must make them instead.

     The new notes and related guarantees:

         o are subordinated to the indebtedness under the new senior credit agreement;

         o rank equally with all of Abraxas' current and future senior indebtedness; and

         o rank senior to all of Abraxas' current and future subordinated indebtedness, in each case, if any.

The new notes are subordinated to amounts outstanding under the new senior credit agreement both in right of payment and with respect to lien priority and are subject to an intercreditor agreement.

     Abraxas may redeem the new notes, at its option, in whole at any time or in part from time to time, at redemption prices expressed as percentages of the principal amount set forth below. If Abraxas redeems all or any new notes, it must also pay all interest accrued and unpaid to the applicable redemption date. The redemption prices for the new notes during the indicated time periods are as follows:

Period                                                               Percentage

From June 24, 2003 to January 23, 2004..................................91.4592%
From January 24, 2004 to June 23, 2004..................................97.1674%
From June 24, 2004 to January 23, 2005..................................98.5837%
Thereafter.............................................................100.0000%

Under the indenture, we are subject to customary covenants which, among other things, restricts our ability to:

         o  borrow money or issue preferred stock;

         o  pay dividends on stock or purchase stock;

         o  make other asset transfers;

         o  transact business with affiliates;

         o  sell stock of subsidiaries;

         o  engage in any new line of business;

         o  impair the security interest in any collateral for the notes;

         o  use assets as security in other transactions; and

         o  sell certain assets or merge with or into other companies.

     In addition, we are subject to certain financial covenants including covenants limiting our selling, general and administrative expenses and capital expenditures, a covenant requiring Abraxas to maintain a specified ratio of consolidated EBITDA, as defined in the indenture, to cash interest and a covenant requiring Abraxas to permanently, to the extent permitted, pay down debt under the new senior credit agreement and, to the extent permitted by the new senior credit agreement, the new notes or, if not permitted, paying indebtedness under the new senior credit agreement.

     The indenture also contains customary events of default, including nonpayment of principal or interest, violations of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities, change of control and any material adverse change in our financial condition.

     New Senior Credit Agreement. In connection with the financial restructuring, Abraxas entered into a new senior credit agreement providing a term loan facility and a revolving credit facility as described below. Subject to earlier termination on the occurrence of events of default or other events, the stated maturity date for both the term loan facility and the revolving credit facility is January 22, 2006. In the event of an early termination, we will be required to pay a prepayment premium, except in the limited circumstances described in the new senior credit agreement. Outstanding amounts under both facilities bear interest at the prime rate announced by Wells Fargo Bank, N.A. plus 4.5%. Any amounts in default under the term loan facility will accrue interest at an additional 4%. At no time will the amounts outstanding under the new senior credit agreement bear interest at a rate less than 9%.

     Term Loan Facility. Abraxas has borrowed $4.2 million pursuant to a term loan facility at January 23, 2003, all of which was used to make cash payments in connection with the financial restructuring. Accrued interest under the term loan facility will be added to the principal amount of the term loan facility until maturity.

     Revolving Credit Facility. Lenders under the new senior credit agreement have provided a revolving credit facility to Abraxas with a maximum borrowing base of up to $50 million. Our current borrowing base under the revolving credit facility is $48.0 million, subject to adjustments based on periodic calculations and mandatory prepayments under the senior credit agreement. We have borrowed $42.5 million under the revolving credit facility, all of which was used to make cash payments in connection with the financial restructuring. We plan to use the remaining borrowing availability under the new senior credit agreement to fund our operations, including capital expenditures. As of June 30, 2003, the balance of the facility was $40.7 million

     Covenants. Under the new senior credit agreement, Abraxas is subject to customary covenants and reporting requirements. Certain financial covenants require Abraxas to maintain minimum levels of consolidated EBITDA (as defined in the new senior credit agreement), minimum ratios of consolidated EBITDA to cash interest expense and a limitation on annual capital expenditures. In addition, at the end of each fiscal quarter, if the aggregate amount of our cash and cash equivalents exceeds $2.0 million, we are required to repay the loans under the new senior credit agreement in an amount equal to such excess. The new senior credit agreement also requires us to enter into hedging agreements on not less than 25% or more than 75% of our projected oil and gas production. We are also required to establish deposit accounts at financial institutions acceptable to the lenders and we are required to direct our customers to make all payments into these accounts. The amounts in these accounts will be transferred to the lenders upon the occurrence and during the continuance of an event of default under the new senior credit agreement.

     In addition to the foregoing and other customary covenants, the new senior credit agreement contains a number of covenants that, among other things, restrict our ability to:

         o  incur additional indebtedness;

         o  create or permit to be created any liens on any of our properties;

         o  enter into any change of control transactions;

         o  dispose of our assets;

         o  change our name or the nature of our business;

         o make any guarantees with respect to the obligations of third parties;

         o  enter into any forward sales contracts;

         o make any payments in connection with distributions, dividends or redemptions relating to our outstanding securities, or

         o  make investments or incur liabilities.

     Security. The obligations of Abraxas under the new senior credit agreement are secured by a first lien security interest in substantially all of Abraxas' assets, including all crude oil and natural gas properties.

     Guarantees. The obligations of Abraxas under the new senior credit agreement are guaranteed by Sandia Oil & Gas, Sandia Operating, Wamsutter, New Grey Wolf, Western Associated Energy and Eastside Coal. The guarantees under the new senior credit agreement are secured by a first lien security interest in substantially all of the guarantors' assets, including all crude oil and natural gas properties.

     Events of Default. The new senior credit agreement contains customary events of default, including nonpayment of principal or interest, violations of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities, change of control and any material adverse change in our financial condition.

Hedging Activities.

     Our results of operations are significantly affected by fluctuations in commodity prices and we seek to reduce our exposure to price volatility by hedging our production through swaps, options and other commodity derivative instruments. Under the new senior credit agreement, we are required to maintain hedge positions on not less than 25% or more than 75% of our projected oil and gas production for a six month rolling period. On January 23, 2003, we entered into a collar option agreement with respect to 5,000 MMBtu per day, or approximately 25% of our production, at a call price of $6.25 per MMBtu and a put price of $4.00 per MMBtu, for the calendar months of February through July 2003. In February 2003, we entered into a second hedge agreement related to 5,000 MMBtu for the calendar months of March 2003 through February 2004 which provides for a floor price of $4.50 per MMBtu.

Net Operating Loss Carryforwards.

     At December 31, 2002 the Company had, subject to the limitation discussed below, $167.1 million of net operating loss carryforwards for U.S. tax purposes. These loss carryforwards will expire from 2003 through 2022 if not utilized. At December 31, 2002, the Company had approximately $1.0 million of net operating loss carryforwards for Canadian tax purposes. These carryforwards will expire from 2003 through 2009 if not utilized. In connection with January 2003 financial transactions, certain of the loss carryforwards may be utilized.

     As a result of the acquisition of certain partnership interests and crude oil and natural gas properties in 1990 and 1991, an ownership change under
Section 382 occurred in December 1991. Accordingly, it is expected that the use of the U.S. net operating loss carryforwards generated prior to December 31, 1991 of $3,203,000 will be limited to approximately $235,000 per year.

     During 1992, the Company acquired 100% of the common stock of an unrelated corporation. The use of net operating loss carryforwards of the acquired corporation of $257,000 acquired in the acquisition are limited to approximately $115,000 per year.

     As a result of the issuance of additional shares of common stock for acquisitions and sales of common stock, an additional ownership change under
Section 382 occurred in October 1993. Accordingly, it is expected that the use of all U.S. net operating loss carryforwards generated through October 1993 (including those subject to the 1991 and 1992 ownership changes discussed above) of $6,590,000 will be limited as described above and in the following paragraph.

     An ownership change under Section 382 occurred in December 1999, following the issuance of additional shares., It is expected that the annual use of U.S. net operating loss carryforwards subject to this Section 382 limitation will be limited to approximately $363,000, subject to the lower limitations described above. Future changes in ownership may further limit the use of the Company's carryforwards. In 2000 assets with built-in gains were sold, increasing the
Section 382 limitation for 2001 by approximately $31,000,000.

     The annual Section 382 limitation may be increased during any year, within 5 years of a change in ownership, in which built-in gains that existed on the date of the change in ownership are recognized.

     In addition to the Section 382 limitations, uncertainties exist as to the future utilization of the operating loss carryforwards under the criteria set forth under FASB Statement No. 109. Therefore, the Company has established a valuation allowance of $39.7 million and $99.1 million for deferred tax assets at December 31, 2001 and 2002, respectively.

Item 3. Quantitative and Qualitative Disclosures about Market Risk.

Commodity Price Risk

     As an independent crude oil and natural gas producer, our revenue, cash flow from operations, other income and profitability, reserve values, access to capital and future rate of growth are substantially dependent upon the prevailing prices of crude oil, natural gas and natural gas liquids. Declines in commodity prices will materially adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower commodity prices may reduce the amount of crude oil and natural gas that we can produce economically. Prevailing prices for such commodities are subject to wide fluctuation in response to relatively minor changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices received for crude oil and natural gas production have been volatile and unpredictable, and such volatility is expected to continue. Most of our production is sold at market prices. Generally, if the commodity indexes fall, the price that we receive for our production will also decline. Therefore, the amount of revenue that we realize is partially determined by factors beyond our control. Assuming the production levels we attained during the six months ended June 30, 2003 , a 10% decline in crude oil, natural gas and natural gas liquids prices would have reduced our operating revenue, cash flow and net income by approximately $2.1 million for the period.

Hedging Sensitivity

     On  January 1,  2001,  we adopted  SFAS 133 as amended by SFAS 137 and SFAS
138. Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. To qualify for hedge accounting, the derivative must qualify either as a fair value hedge, cash flow hedge or foreign currency hedge. Currently, we use only cash flow hedges and the remaining discussion will relate exclusively to this type of derivative instrument. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in other comprehensive income (loss), a component of stockholders' equity, to the extent that the hedge is effective.

     The relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. Hedge accounting is discontinued prospectively when a hedge instrument becomes ineffective. Gains and losses deferred in accumulated other comprehensive income (loss) related to a cash flow hedge that becomes ineffective, remain unchanged until the related production is delivered. If we determine that it is probable that a hedged transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

     Gains and losses on hedging instruments related to accumulated other comprehensive income and adjustments to carrying amounts on hedged production are included in natural gas or crude oil production revenue in the period that the related production is delivered.

     Under the terms of the new senior credit agreement, we are required to maintain hedging positions with respect to not less than 25% nor more than 75% of our crude oil and natural gas production for a rolling six month period. On January 23, 2003, we entered into a collar option agreement with respect to 5,000 MMBtu per day, or approximately 25% of our production, at a call price of $6.25 per MMBtu and a put price of $4.00 per MMBtu. In February of 2003 we entered into an additional hedge agreement for 5,000 MMBtu per day with a floor of $4.50 per MMBtu. For Abraxas, the fair value of the hedging instrument was determined based on the base price of the hedged item and NYMEX forward price quotes.

     The following table sets forth the Company's hedge position as of June 30, 2003:


              Time Period                     Notional Quantities                   Price                Fair Value
---------------------------------------- ------------------------------ ------------------------------ ----------------
February  1, 2003--July 31, 2003          5,000 MMBtu of production      Collar with floor of $4.00     $       -
                                           per day                       and ceiling of $6.25
March 1, 2003 - February 29, 2004         5,000 MMBtu of production      Floor of $4.50                 $    139,617
                                           per day

     All hedge transactions are subject to our risk management policy, which has been approved by the Board of Directors. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness will be assessed. Both at the inception of the hedge and on an ongoing basis, we assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Interest rate risk

     As a result of the financial restructuring that occurred in January 2003, at June 30, 2003 we have $45.0 million in outstanding indebtedness under the new senior credit agreement, accruing interest at a rate of prime plus 4.5%, subject to a minimum interest rate of 9.0%. In the event that the prime rate (currently 1.5%) rises above 4.5% the interest rate applicable to our outstanding indebtedness under the new senior credit agreement will rise accordingly. For every percentage point that the prime rate rises above 4.5%, our interest expense would increase by approximately $450,000 on an annual basis. Our new notes accrue interest at fixed rates and is accordingly not subject to fluctuations in market rates.

Foreign Currency

     Our Canadian operations are measured in the local currency of Canada. As a result, our financial results are affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets. Canadian operations reported a pre-tax income of $1.8 million for the six months ended June 30, 2003. It is estimated that a 5% change in the value of the U.S. dollar to the Canadian dollar would have changed our net income by approximately $90,000. We do not maintain any derivative instruments to mitigate the exposure to translation risk. However, this does not preclude the adoption of specific hedging strategies in the future.